1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 17, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2014 Second Quarter Earnings Conference July 16, 2014 © 2014 TSMC, Ltd

Agenda TSMC Property l Welcome Elizabeth Sun l 2Q14 Financial Results and 3Q14 Outlook Lora Ho l Key Messages Morris Chang l Q&A © 2014 TSMC, Ltd

Safe Harbor Notice TSMC Property l TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. l Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2014 and such other documents as TSMC may file with, or submit to, the SEC from time to time. l Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. © 2014 TSMC, Ltd

Statements of Comprehensive Income TSMC Property Selected Items from Statements of Comprehensive Income 2Q14 2Q14 2Q14 2Q14 1Q14 2Q13 over over Guidance (In NT$ billions) 1Q14 2Q13 Net Revenue 183.02 180 - 183 148.22 155.89 23.5% 17.4% Gross Margin 49.8% 47.5% - 49.5% 47.5% 49.0% +2.3 ppts +0.8 ppt Operating Expenses (20.25) (17.88) (18.79) 13.3% 7.8% Operating Margin 38.6% 36.5% - 38.5% 35.4% 37.0% +3.2 ppts +1.6 ppts Non-Operating Items 3.38 0.78 2.39 333.8% 41.7% Net Income to Shareholders of the Parent Company 59.70 47.87 51.81 24.7% 15.2% Net Profit Margin 32.6% 32.3% 33.2% +0.3 ppts -0.6 ppt EPS (NT Dollar) 2.30 1.85 2.00 24.7% 15.2% ROE 26.9% 21.9% 27.4% +5.0 ppts -0.5 ppt Shipment (Kpcs, 12”-equiv. Wafer) 2,053 1,718 1,793 19.5% 14.5% Average Exchange Rate--USD/NTD 30.12 30.10 30.25 29.83 -0.4% 1.0% * Diluted weighted average outstanding shares were 25,930mn units in 2Q14. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company. © 2014 TSMC, Ltd

2Q14 Revenue by Application TSMC Property Industrial/Standard 23% Computer 11% Consumer 12% Communication 54% Communication Computer Consumer Industrial/Standard 100 100 QoQ +19% 100 100 100 100 B) B) B) $ $ B) $ $ (NT (NT(NT(NT QoQ +25% Revenue Revenue QoQ +14% Revenue QoQ +31% Revenue 0 0 0 0 0 1Q14 1Q14 0 1Q14 2Q14 0 1Q14 1Q14 0 1Q14 2Q14 © 2014 TSMC, Ltd
2Q14 2Q14

2Q14 Revenue by Technology



0.25/0.35um
4%
0.5um+
1%
0.11/0.13um
3%
90nm
7%
0.15/0.18um
14%
28nm
37%
65nm
15%
40/45nm
19%



40/45nm and below revenue
Revenue (NT$B)
100
90
80
70
60
50
40
30
20
10
0
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
28nm Revenue (NT$B)
40/45nm Revenue (NT$B)

Open Innovation Platform®

© 2014 TSMC, Ltd

TSMC Property

Balance Sheets & Key Indices TSMC Property Selected Items from Balance Sheets 2Q14 1Q14 2Q13 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 314.59 23.4% 234.95 18.1% 227.62 19.4% Accounts Receivable 86.89 6.4% 74.33 5.7% 80.34 6.9% Inventories 50.95 3.8% 43.48 3.3% 38.62 3.3% Long-term Investments 28.37 2.1% 90.85 7.0% 78.26 6.7% Net PP&E 837.17 62.3% 828.01 63.8% 715.60 61.2% Total Assets 1,345.05 100.0% 1,298.74 100.0% 1,169.89 100.0% Current Liabilities 246.64 18.4% 174.40 13.4% 243.63 20.8% Long-term Interest-bearing Debts 211.65 15.7% 212.62 16.4% 170.56 14.6% Total Liabilities 468.08 34.8% 400.74 30.9% 423.65 36.2% Total Shareholders’ Equity 876.97 65.2% 898.00 69.1% 746.24 63.8% Key Indices A/R Turnover Days 40 45 43 Inventory Turnover Days 51 52 47 Current Ratio (x) 1.9 2.0 1.4 Asset Productivity (x) 0.9 0.7 0.9 * Total outstanding shares were 25,929mn units at 6/30/14. ** Asset productivity = Annualized net revenue / Average net PP&E © 2014 TSMC, Ltd

Cash Flows TSMC Property (In NT$ billions) 2Q14 1Q14 2Q13 Beginning Balance 231.70 242.70 186.03 Cash from operating activities 81.75 94.86 75.24 Capital expenditures (73.33) (114.91) (78.40) Short-term loans 10.40 8.82 (4.32) Proceeds from issuance of bonds 0.00 0.00 44.65 Investments and others 4.53 0.23 2.63 Ending Balance 255.05 231.70 225.83 (1) Free Cash Flow 8.42 (20.05) (3.16) (1) Free cash flow = Cash from operating activities – Capital expenditures © 2014 TSMC, Ltd

3Q14 Guidance TSMC Property Based on our current business outlook and exchange rate assumption, management expects: n Revenue to be between NT$ 206 billion and NT$ 209 billion, at a forecast exchange rate of 29.81 NT dollars to 1 US dollar n Gross profit margin to be between 48.5% and 50.5% n Operating profit margin to be between 38.5% and 40.5% © 2014 TSMC, Ltd

Recap of Recent Major Events TSMC Property TSMC Sets July 14th as Ex-dividend Date and July 20th as Record Date for Common Share Dividends ( 2014/06/27 ) TSMC Shareholders Approve NT$3.0 Cash Dividend (2014/06/24 ) Altera and TSMC Collaborate to Bring Advanced Packaging Technology to Arria 10 FPGAs and SoCs ( 2014/04/21 ) l Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements © 2014 TSMC, Ltd

TSMC Property http://www.tsmc.com invest@tsmc.com © 2014 TSMC, Ltd